UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Applied Minerals, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

03823M100

(CUSIP Number)

David K. Robbins, Esq.
Morgan, Lewis & Bockius LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071-3106
(213) 612-2500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03823M100

1	NAME OF REPORTING PERSONS Berylson Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,793,334 Common Shares*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,793,334 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,793,334 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON (See instructions) PN (Limited Partnership)
 * See Item 5 hereof

SCHEDULE 13D
CUSIP No. 03823M100

1	NAME OF REPORTING PERSONS Berylson Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,793,334 Common Shares*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,793,334 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,793,334 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON (See instructions) OO (Limited Liability Company)
 * See Item 5 hereof

SCHEDULE 13D
CUSIP No. 03823M100

1	NAME OF REPORTING PERSONS James Berylson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,066,334 Common Shares*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,066,334 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,066,334 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See instructions) IN
 * See Item 5 hereof

ITEM 1.          Security and Issuer.
The securities to which this statement relates are shares of Common Stock, $0.001 par value per share (“Common Shares”), of Applied Minerals, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 110 Greene Street, Suite 1101, New York, NY.

ITEM 2.          Identity and Background.
(a)-(c), (f).        The Reporting Persons are:  (i) Berylson Master Fund, LP, a Cayman Islands limited partnership (the “Fund”), (ii) Berylson Capital Partners, LLC, a Delaware limited liability company (“Berylson Capital”) and (iii) James Berylson, an individual who is a citizen of the United States (“Mr. Berylson”).

The principal business of the Fund is investing in securities. The general partner of the Fund is Berylson Capital Partners GP, LLC (“Berylson GP”), a Delaware limited liability company whose principal business is overall management of investment funds.

The principal business of Berylson Capital is acting as the investment manager of the Fund.  Nicolas Nesta, an individual who is a citizen of the United States (“Mr. Nesta”), is the Chief Operating Officer and Chief Financial Officer of Berylson Capital.

Mr. Berylson is the sole managing member of Berylson GP and Berylson Capital, and the principal occupation of Mr. Berylson is investment management.  The business address of each of the Fund, Berylson Capital, Berylson GP, Mr. Berylson and Mr. Nesta is c/o Berylson Capital Partners, LLC, 200 Clarendon Street, 50th Floor, Boston, Massachusetts 02116.

(d)-(e)              During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          Source and Amount of Funds or Other Consideration.

10% PIK-Election Convertible Notes

On August 2, 2013, the Fund invested $4,000,000 in a 10% PIK-Election Convertible Note issued by the Company (the “August 2013 Convertible Note”).  On February 1, 2014, the Company issued to the Fund a 10% PIK-Election Convertible Note in the principal amount of $200,000 (the “February 2014 Convertible Note”) in respect of interest due on the August 2013 Convertible Note.  On August 1, 2014, the Company issued to the Fund a 10% PIK-Election Convertible Note in the principal amount of $210,000 (the “August 2014 Convertible Note”) in respect of interest due on the August 2013 Convertible Note and the February 2014 Convertible Note.  On February 1, 2015, the Company issued to the Fund a 10% PIK-Election Convertible Note in the principal amount of $220,500 (the “February 2015 Convertible Note”) in respect of interest due on the August 2013 Convertible Note, the

February 2014 Convertible Note and the August 2014 Convertible Note.  The August 2013 Convertible Note, the February 2014 Convertible Note, the August 2014 Convertible Note and the February 2015 Convertible Note shall be referred to herein as the “Convertible Notes”, or each individually as a “Convertible Note”.  Each of the Convertible Notes are convertible into Common Shares, and the terms and conditions of the Convertible Notes are further described in Item 6 of this Statement.  The source of funds for the Convertible Notes was the working capital of the Fund.

Common Shares

The total amount of funds used by the Fund to purchase the 2,304,381 Common Shares owned by the Fund was $3,455,046.60 (not including brokerage commissions).  All of such funds were derived from working capital.  The total amount of funds used by Mr. Berylson to purchase the 1,273,000 Common Shares owned by Mr. Berylson reported herein was $1,810,227.14 (not including brokerage commissions).  All of such funds were derived from his personal funds.

ITEM 4.          Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons intend to engage in discussions relating to the Company’s governance, management and performance issues, including with members of the Company’s management and board of directors, other shareholders and third parties.

The Reporting Persons will continue to review their investment in the Company.  Depending upon such reviews and other factors that the Reporting Persons deem relevant to an investment in the Company, such as the market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or sell some or all of the securities it now holds or hereafter acquires.

Except as noted above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

ITEM 5.          Interests in Securities of the Issuer.

(a)           The Fund beneficially owns 2,304,381 Common Shares and 3,488,953 shares issuable upon the conversion of the Convertible Notes, which represents in the aggregate approximately 5.9% of the Company’s Common Shares. Berylson Capital may be deemed to beneficially own the above-referenced shares reported for the Fund, which represents in the aggregate approximately 5.9% of the Company’s Common Shares. Mr. Berylson may be deemed to beneficially own the above-referenced shares reported for the Fund and Berylson Capital, and in addition beneficially owns 1,273,000 additional Common Shares, which represents in the aggregate approximately 7.2% of the Company’s Common Shares.  Mr. Berylson is the sole owner and managing member of Berylson Capital and the sole owner and managing member of Berylson GP, the general partner of the Fund.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

  The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assume that 95,217,547 Common Shares were outstanding as of April 8, 2015, based on the information contained in the Company’s Amendment Number 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on April 10, 2015.

(b)                      See Item 5(a) and, with respect to each Reporting Person, Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)                      Not applicable.

(d)                      Not applicable.

(e)                      Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investment Agreement and Issuance of 10% PIK-Election Convertible Notes

Pursuant to the Investment Agreement, dated August 1, 2013, by and among the Company and the Fund, the Company issued to the Fund the August 2013 Convertible Note. Additionally, the Company issued to the Fund the February 2014 Convertible Note, the August 2014 Convertible Note and the February 2015 Convertible Note in respect of interest due on previously-issued Convertible Notes. The Convertible Notes can be converted at the option of the holder at any time into Common Shares at a pre-determined exercise price, which is subject to customary anti-dilution adjustments (the “Exercise Price”). The number of Common Shares issuable on conversion of the Convertible Notes is derived by dividing the principal and accrued interest on the Convertible Notes by the Exercise Price, which, as of December 31, 2014, was $1.36 under each of the Convertible Notes except for the February 2015 Convertible Note, and which, as of February 1, 2015, was also $1.36 under the February 2015 Convertible Note. The Convertible Notes bear interest at 10% per annum, mature on August 1, 2023 and are subject to mandatory conversion in certain circumstances. The Company can elect to pay in kind twice-annual interest on a Convertible Note by adding the full amount of such interest to the principal amount of the Convertible Note. The Company can also elect to pay interest in cash. The

Convertible Notes contain customary representations and warranties and covenants, including covenants that limit the Company’s ability to incur additional indebtedness and grant liens and require the Company to pay debts in a timely manner.

The foregoing descriptions of the Investment Agreement and the Convertible Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, the form of which is incorporated herein by reference to Exhibits 2, and the Convertible Notes, which are incorporated herein by reference to Exhibits 3, 4, 5, 6 and 7, respectively.

Registration Rights Agreement

In connection with the transactions contemplated by the Investment Agreement, the Company entered into a Registration Rights Agreement, dated August 1, 2013, with the Fund (the “Registration Rights Agreement”), pursuant to which Common Shares converted pursuant to the Convertible Notes may be registered with the Securities and Exchange Commission. Pursuant to the Registration Rights Agreement, the Company filed a shelf registration statement on Form S-1 relating to the offer and sale, from time to time, of Common Shares, including the Common Shares issuable upon conversion of the Convertible Notes. The Reporting Persons have not sold any shares relating to the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a form of which is incorporated by reference to Exhibit 8.

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 99.1	--	Joint Filing Agreement by and among the Reporting Persons, dated as of May 1, 2015
Exhibit 99.2	--	Form of Investment Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 5, 2013)
Exhibit 99.3	--	10% PIK-Election Convertible Note due 2023, issued August 2, 2013
Exhibit 99.4	--	10% PIK-Election Convertible Note due 2023, issued February 1, 2014
Exhibit 99.5	--	Amendment to the 10% PIK-Election Convertible Note due 2023, dated November 3, 2014
Exhibit 99.6	--	10% PIK-Election Convertible Note due 2023, issued August 1, 2014
Exhibit 99.7	--	10% PIK-Election Convertible Note due 2023, issued February 1, 2015
Exhibit 99.8	--	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on

August 5, 2013)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           May 1, 2015
BERYLSON MASTER FUND, LP

By:	Berylson Capital Partners, LLP
its General Partner

By:	/s/ James Berylson
James Berylson, Managing Member

BERYLSON CAPITAL PARTNERS, LLP

By:	/s/ James Berylson
James Berylson, Managing Member

JAMES BERYLSON

By:	/s/ James Berylson
James Berylson, Individually

Exhibit Index

Document
Exhibit 99.1	--	Joint Filing Agreement by and among the Reporting Persons, dated as of May 1, 2015
Exhibit 99.2	--	Form of Investment Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 5, 2013)
Exhibit 99.3	--	10% PIK-Election Convertible Note due 2023, issued August 2, 2013
Exhibit 99.4	--	10% PIK-Election Convertible Note due 2023, issued February 1, 2014
Exhibit 99.5	--	Amendment to the 10% PIK-Election Convertible Note due 2023, dated November 3, 2014
Exhibit 99.6	--	10% PIK-Election Convertible Note due 2023, issued August 1, 2014
Exhibit 99.7	--	10% PIK-Election Convertible Note due 2023, issued February 1, 2015
Exhibit 99.8	--	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 5, 2013)